ADITYA BIRLA GROUP

08004414

August 14, 2008

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
TEL No. 001 202 551-6551
Fax No. 001 202 5513 450

SUPPL

Re: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Re: Rights issue of its equity shares (the "Rights Issue") by Hindalco Industries Limited (the "Company")

Please refer our letter dated 20th June & 12th August 2008 on the aforesaid subject.

The Committee of the Board in their meeting held today approved the following:

1. *The issue price of the Rights Issue shall be Rs.96.00 per equity share i.e. face value of Re. 1.00 per equity share and at a share premium of Rs.95.00 per equity share.*
2. *The ratio of the Rights entitlement will be three equity shares for every seven equity shares held by the shareholders instead of one share for every three shares announced by the Company earlier as determined in the meeting of the Board of Directors held on June 20, 2008.*
3. *The company will close its book on 5th September 2008 for the purpose of entitlement of the said Rights Issue.*

Further please note that Committee of the Board has also fixed the same book closure date i.e. 5th September 2008 for the purpose of payment of dividend @185% on equity shares and @ 6% on preference shares.

Thanking you,

Very truly yours

PROCESSED
AUG 21 2008
THOMSON REUTERS

For HINDALCO INDUSTRIES LIMITED

ANIL MALIK
VICE - PRESIDENT &
COMPANY SECRETARY

dw 8/20

END